                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                              ---------------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended May 31, 1999


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____to _____

                        Commission file number: 333-16891

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          SpeedFam Employees' Savings and Profit Sharing Plan and Trust

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  SpeedFam-IPEC, Inc.
                  305 North 54th Street
                  Chandler, Arizona 85226

                                                             SpeedFam Employees'
                                       Savings and Profit Sharing Plan and Trust

REQUIRED INFORMATION


The SpeedFam Employees' Savings and Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended May 31, 1999 and May 31, 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.

                                    SPEEDFAM
                          EMPLOYEES' SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                       Financial Statements and Schedules

                              May 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                                    SPEEDFAM
                          EMPLOYEES' SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST


                                TABLE OF CONTENTS

                                                                                       PAGE

Independent Auditors' Report                                                            1

 Statements of Net Assets Available for Plan Benefits,
     May 31, 1998 and 1998                                                              2

 Statement of Changes in Net Assets Available for
     Plan Benefits with Fund Information,
     Year ended May 31, 1999                                                            3

 Notes to Financial Statements                                                          4

SCHEDULE

     1     Item 27a - Schedule of Assets Held for Investment Purposes,
              May 31, 1999                                                              8
     2     Item 27d - Schedule of Reportable Transactions,
              Year ended May 31, 1999                                                   9

                          INDEPENDENT AUDITORS' REPORT


     The Board of Trustees of
     SpeedFam Employees'
        Savings and Profit Sharing Plan and Trust:


     We have audited the accompanying statements of net assets available for plan benefits of SpeedFam Employees' Savings and Profit Sharing Plan and Trust (the Plan) as of May 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended May 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of May 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended May 31, 1999 in conformity with generally accepted accounting principles.

     Our audits were conducted for the purpose of forming an opinion on the May 31, 1999 and 1998 basic financial statements taken as a whole. The supplemental information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statement of changes in net assets available for plan benefits for the year ended May 31, 1999 is presented for the purpose of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audit of the May 31, 1999 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     /s/ KPMG LLP
     --------------
         KPMG LLP

     October 15, 1999

                               SPEEDFAM EMPLOYEES'
                    SAVINGS AND PROFIT SHARING PLAN AND TRUST

              Statements of Net Assets Available for Plan Benefits

                              May 31, 1999 and 1998


                                                                1999             1998
                                                                ----             ----
Cash and equivalents                                       $    204,640        1,283,651

Investments at fair value:
     Mutual funds:
        Norwest Stable Return Fund                              547,472          290,377
        Norwest Stable Income Fund                              668,028          216,421
        Norwest Index Fund                                    3,275,629        1,495,622
        Norwest Small Cap Opportunities Fund                  1,286,911          801,760
     Balanced fund:
        U.S. Government securities                            5,647,719        5,414,625
        Corporate bonds                                         541,605          232,436
        Municipal bonds                                              --           51,910
        Common stocks                                         7,130,401        8,291,555
        SpeedFam-IPEC, Inc. common stock                      1,593,113        3,302,910
                                                             ----------       ----------
                 Total investments                           20,690,878       20,097,616

Employer contribution receivable                                562,420          508,785
Accrued interest receivable                                     111,257          114,874
Miscellaneous receivable                                        191,992           20,563
Loans to participants                                           366,664          162,739
                                                             ----------       ----------
                 Net assets available for plan benefits    $ 22,127,851       22,188,228
                                                             ==========       ==========


See accompanying notes to financial statements.

                               SPEEDFAM EMPLOYEES'
                    SAVINGS AND PROFIT SHARING PLAN AND TRUST

                  Statement of Changes in Net Assets Available
                     for Plan Benefits with Fund Information

                             Year ended May 31, 1999


                                                                 Norwest     Norwest                    Norwest
                                                                  Stable      Stable     Norwest       Small Cap      Norwest
                                                                  Return      Income      Index    Opportunities     Balanced
                                                      Cash          Fund        Fund        Fund            Fund         Fund
                                                      ----          ----        ----        ----            ----         ----
Additions:
     Investment income:
        Net appreciation (depreciation)          $        --      28,878     (4,486)     444,487       (138,246)     (796,816)
        Interest                                          --         324     23,247       56,425          5,514       404,155
                                                 -----------    --------   --------    ---------    -----------    ----------
                                                          --      29,202     18,761      500,912       (132,732)     (392,661)
                                                 -----------    --------   --------    ---------    -----------    ----------
Total employer                                            --          --         --           --             --            --
Total employee                                            --      65,149     98,338      744,621        520,207       431,242
                                                 -----------    --------   --------    ---------    -----------    ----------
           Total contributions                            --      65,149     98,338      744,621        520,207       431,242
Loan repayments                                           --         947      3,549       19,322         13,466        45,402
                                                 -----------    --------   --------    ---------    -----------    ----------
           Total additions                                --      95,298    120,648    1,264,855        400,941        83,983
Forfeitures, net                                          --          --         --         (808)            --          (808)
Withdrawals                                               --     (22,019)   (44,331)    (206,663)      (103,167)   (2,179,820)
Loans issued                                              --      (2,929)    (8,189)    (113,550)       (59,741)     (161,679)
Interfund transfers                               (1,079,011)    186,745    383,479      836,173        247,118      (122,274)
                                                 -----------    --------   --------    ---------    -----------    ----------
           Increase (decrease) in net assets
              available for plan benefits         (1,079,011)    257,095    451,607    1,780,007        485,151    (2,380,598)
Net assets at beginning of year                    1,283,651     290,377    216,421    1,495,622        801,760    17,293,436
                                                 -----------    --------   --------    ---------    -----------    ----------
Net assets at end of year                        $   204,640     547,472    668,028    3,275,629      1,286,911    14,912,838
                                                 ===========    ========   ========    =========    ===========    ==========




                                                  Contributions    Miscellaneous      Interest                    1999
                                                     receivable       receivable    receivable     Loans         Total
                                                     ----------       ----------    ----------     -----         -----
Additions:
     Investment income:
        Net appreciation (depreciation)                       --              --            --         --      (466,183)
        Interest                                              --              --       111,257         --       600,922
                                                     -----------     -----------      --------    -------    ----------
                                                              --              --       111,257         --       134,739
                                                     -----------     -----------      --------    -------    ----------
Total employer                                           562,420              --            --         --       562,420
Total employee                                                --              --            --         --     1,859,557
                                                     -----------     -----------      --------    -------    ----------
           Total contributions                           562,420              --            --         --     2,421,977
Loan repayments                                               --              --            --    (82,686)           --
                                                     -----------     -----------      --------    -------    ----------
           Total additions                               562,420              --       111,257    (82,686)    2,556,716
Forfeitures, net                                              --              --            --         --        (1,616)
Withdrawals                                                   --              --            --    (59,477)   (2,615,477)
Loans issued                                                  --              --            --    346,088            --
Interfund transfers                                     (508,785)        171,429      (114,874)        --            --
                                                     -----------     -----------      --------    -------    ----------
           Increase (decrease) in net assets
              available for plan benefits                 53,635         171,429        (3,617)   203,925       (60,377)
Net assets at beginning of year                          508,785          20,563       114,874    162,739    22,188,228
                                                     -----------     -----------      --------    -------    ----------
Net assets at end of year                                562,420         191,992       111,257    366,664    22,127,851
                                                     ===========     ===========      ========    =======    ==========


See accompanying notes to financial statements.

                                    SPEEDFAM
                          EMPLOYEES' SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                          Notes to Financial Statements

                              May 31, 1999 and 1998


(1)      PLAN DESCRIPTION

         Effective April 6, 1999, Integrated Process Equipment Corp. (IPEC), a supplier of CMP systems, merged into a wholly-owned subsidiary of SpeedFam International, Inc. Following the merger, SpeedFam International, Inc. changed its name to SpeedFam-IPEC, Inc.

         The following brief description of the SpeedFam Employees' Savings and Profit Sharing Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         (a) The Plan is a defined contribution plan established by SpeedFam-IPEC, Inc. and any of its affiliates and subsidiaries (the Company) that adopt the Plan.

         (b) Employees of the Company are eligible to participate in the 401(k) provisions of the Plan as of the first day of March, June, September or December after completing 60 days of employment, and in the profit sharing provisions of the Plan as of the first day of June immediately following the commencement of employment.

         (c) Participants' accounts are 100% vested. Company accounts become 100% vested at the date of retirement, death, disability, or, in the event of earlier resignation or dismissal, at various rates from 20% to 100% based upon years of service ranging from 2 to 6 years.

         (d) Benefits may be distributed in any one of the following methods: (i) lump sum; (ii) periodic payments; or (iii) purchase of a joint and survivor annuity contract.

         (e) Upon enrollment in the Plan, a participant may direct employee contributions in any of five investment options, as summarized below:

                  - Norwest Stable Return Fund - invests in high yielding instruments such as guaranteed investment contracts (GIC's), GIC alternatives, marketable securities, and money market investments.

                  - Norwest Stable Income Fund - invests in marketable and fixed income securities (bonds) that provide low price fluctuation while achieving a competitive yield.

                  - Norwest Index Fund - invests in common stocks which comprise the Standard & Poor's 500 Index.

                  - Norwest Small Cap Opportunities Fund - invests in equity securities using a bottom-up, research-intensive approach which identifies under-followed securities where a shift or change in the fundamental policies of the Company has not yet been reflected in stock prices.

                  - Balanced Fund - invests in common stock and maintains an investment in the stock of the Company.

                                                                     (Continued)

                                    SPEEDFAM
                          EMPLOYEES' SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                          Notes to Financial Statements

                              May 31, 1999 and 1998


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      FINANCIAL STATEMENT PRESENTATION

                  The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in those net assets.

         (b)      INVESTMENTS

                  The Plan's investments are stated at fair value. Participant loans receivable are valued at cost which approximates fair value. Gain or loss on disposal of investment securities is determined on an average cost basis.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date.

         (c)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(3)      INVESTMENTS

         At May 31, the following investments, at fair value, represented 5% or more of the Plan's net assets:

                                                             1999          1998
                                                             ----          ----
        Norwest Small Cap Opportunities Fund             $  1,286,411     801,760
        Norwest Index Fund                                  3,275,629   1,495,622
        SpeedFam-IPEC, Inc. common stock                    1,593,113   3,302,910
                                                          -==========   =========

                                                                     (Continued)

                                    SPEEDFAM
                          EMPLOYEES' SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                          Notes to Financial Statements

                              May 31, 1999 and 1998


        During 1999, the changes in realized and unrealized appreciation (depreciation) of the Plan's investments, including investments bought and sold as well as those held during those years, were as follows:

                                                                    1999
                                                                    ----
        Norwest Stable Return Fund                              $   28,878
        Norwest Stable Income Fund                                  (4,486)
        Norwest Index Fund                                         444,487
        Norwest Small Cap Opportunities Fund                      (138,246)
        Balanced Fund                                             (796,816)
                                                                ----------
              Net depreciation in fair value of investments
                                                                $ (466,183)
                                                                ==========

(4)      BENEFITS

         Participants are immediately vested in their voluntary contributions and Company matching contributions, plus actual earnings thereon. A participant becomes fully vested in the Company profit sharing portion of their account plus earnings thereon upon six years of service, normal retirement at age 65, or permanent disability or death prior to retirement. If employment is terminated prior to six years of service, vesting is determined in accordance with the following schedule:

                                                                    VESTED
        YEARS OF SERVICE                                          PERCENTAGE
                                                                  ----------
        Less than 2 years                                              0%
        2                                                             20
        3                                                             40
        4                                                             60
        5                                                             80
        6 or more                                                    100
                                                                     ===

         Forfeitures are allocated according to the ratio of each participant's compensation to the total of all participants' compensation.

         Benefits are distributed in either a lump-sum payment following termination or retirement date (but not later than age 70-1/2 years) or in payments of principal in periodic installments over a period not to exceed the joint life expectancy of the participants and their designated beneficiary. Tax deferred savings benefits are distributed in accordance with Internal Revenue Service guidelines.

                                                                     (Continued)

                                    SPEEDFAM
                          EMPLOYEES' SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST


                          Notes to Financial Statements


                              May 31, 1999 and 1998

 (5)    FUNDING POLICY

        All eligible participants may elect at time of enrollment to contribute a pretax portion of their compensation in an amount not less than 2% and not to exceed the lesser of 15% of eligible compensation or $10,000 in 1999, for tax-deferred treatment. The investment elections may be changed or discontinued at any time by written authorization from the participant. Changes become effective on the first of March, June, September or December following the election.

        The Company may contribute discretionary matching amounts, which are credited as soon as administratively possible after the end of each year to participant accounts at the discretionary rate on the first 6% of participant compensation contributed. The discretionary matching contributions for the years ended May 31, 1999 and 1998 were $562,420 and $508,785, respectively.

        The Company may also contribute a discretionary amount as profit sharing as determined each year by the Board of Directors. No profit sharing contributions were made for the years ended May 31, 1999 and 1998.

 (6)    PLAN TERMINATION

        The Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, all amounts credited to the accounts of the affected participants will become fully vested and nonforfeitable.

 (7)    ADMINISTRATIVE EXPENSES

        The Company assumes the liability for administrative expenses related to the Plan.

 (8)    INCOME TAXES

        The Plan has received a favorable determination letter from the Internal Revenue Service, dated September 12, 1995, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is exempt from tax under Section 501(a) of the Code. The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

  (9)   NET ASSETS AVAILABLE FOR PLAN BENEFITS

        Amounts to be paid from net assets available for plan benefits to withdrawing participants as of May 31, 1999 and 1998 were $928,000 and $138,000, respectively.

(10)    SUBSEQUENT EVENT

        On September 1, 1999, the Plan was amended to include the employees previously participating in the defined contribution benefit plan sponsored by IPEC. As a result of the amendment, the plan name was changed to SpeedFam-IPEC Employees' Savings and Profit Sharing Plan and Trust ("Amended Plan"). Additionally, under the Amended Plan, employees are eligible to participate in the Amended

                                    SPEEDFAM
                          EMPLOYEES' SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST


                          Notes to Financial Statements


                              May 31, 1999 and 1998


        Plan the first day of the month following employment with the Company. Wells Fargo Bank N. A. was named trustee of the Amended Plan.

(11)    YEAR 2000 (UNAUDITED)

        The Company is addressing the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The Year 2000 problem is pervasive and complex as virtually every computer operation will be affected in some way. The Company is a aware of and is addressing the potential computing difficulties that may be triggered by the Year 2000.

        The Company has commenced a Year 2000 date review and conversion project to address all the necessary changes, testing and implementation issues. The project encompasses three major areas of review: internal systems (hardware and software), supplier compliance and Company products. The Company has identified the changes required to its computer programs and hardware. The necessary modifications to the Company's centralized financial, manufacturing and operational information systems have been completed. To date, the Company's suppliers have been sent letters requesting information regarding their own Year 2000 plan, as well as requesting confirmation that the components supplied by these vendors are Year 2000 compliant. The Company has evaluated the vendor responses which have been received and concluded that the vendors which have responded either are Year 2000 compliant or are proceeding with their own Year 2000 compliance programs. The Company will continue to follow-up with vendors with which the Company has a material relationship and who have not responded to obtain assurances that they expect to be Year 2000 compliant in time.

        In particular to the Plan, the Company has been in close contact with the trustee and record keeper, has received action plans and implementation schedules from the trustee and record keeper of the Plan and has been informed that they are on schedule with their internal deadlines to achieve year 2000 compliance.

                                                                      SCHEDULE 1



                               SPEEDFAM EMPLOYEES
                   SAVINGS AND PROFIT SHARING PLAN AND TRUST
           Item 27a - Schedule of Assets Held for Investment Purposes

                                  May 31, 1999


                                             DESCRIPTION OF INVESTMENT,
       IDENTITY OF ISSUER,                  INCLUDING MATURITY DATE, RATE OF
       BORROWER, LESSOR,                    INTEREST, COLLATERAL, AND PAR OR                                                CURRENT
       OR SIMILAR PARTY                           MATURITY VALUE                                   UNITS         COST       VALUE
       ----------------                     -----------------------------------------------      ---------  -----------  ----------
Registered investment companies:
     Norwest Stable Income Fund             Mutual Fund                                             65,046  $   673,674     668,028
     Norwest Small Cap Opportunities Fund   Mutual Fund                                             62,746    1,329,528   1,286,911
     Norwest Index Fund                     Mutual Fund                                             59,742    2,846,349   3,275,629
     Norwest Stable Return Fund             Mutual Fund                                             19,977      527,248     547,472
     Norwest Advantage                      Money Market Fund                                      203,834      203,834     204,640

Individual assets held:
     U.S. Government                        U.S. Treasury Note 3/31/97, 6.625%, 3/31/2002        1,000,000    1,027,581   1,026,562
     U.S. Government                        U.S. Treasury Note 2/15/94, 5.875%, 2/15/2004        1,000,000    1,007,563   1,007,187
     U.S. Government                        U.S. Treasury Note 10/2/95, 6.125%, 9/30/2000          500,000      496,151     505,000
     U.S. Government                        U.S. Treasury Note 2/15/96, 5.625%, 2/15/2006        1,000,000    1,027,773     991,250
     U.S. Government                        U.S. Treasury Note 8/15/89, 8.000%, 8/15/99            500,000      515,094     503,438
     U.S. Government                        U.S. Treasury Note 5/31/96, 6.500%, 5/31/2001        1,000,000    1,024,492   1,020,313
     U.S. Government                        U.S. Treasury Note 2/15/90, 8.500%, 2/15/2000          100,000       99,404     102,406
     U.S. Government                        Federal Home Loan Bank, 8/24/98, 5.805%, 8/24/2005     500,000      506,094     491,563
     Abbott Laboratories                    Bond, 3/24/98, 6.00%, 3/15/2008                        500,000      543,125     489,950
     Salomon Inc.                           Callable Bond, 2/1/96, 7.375%, 2/1/2008                 50,000       49,900      51,655
     Abbott Laboratories                    Common Stock                                             7,400       94,658     334,387
     Albertsons Inc.                        Common Stock                                             3,000      102,191     160,500
     American Home Products Corp.           Common Stock                                             4,000      114,147     230,500
     American Power Conversion              Common Stock                                             5,000      148,900     194,687
     Amgen Inc.                             Common Stock                                             2,600       80,438     164,450
     Automatic Data Processing Inc.         Common Stock                                             3,200       50,420     131,800
     Bristol Meyers Squibb Co.              Common Stock                                             5,000      206,463     343,750
     Cisco Systems                          Common Stock                                             2,250       55,375     245,250
     Clorox Co.                             Common Stock                                             2,000       38,820     201,874
     Coca Cola Co.                          Common Stock                                             3,600       24,336     246,600
     Emerson Electric Co.                   Common Stock                                             3,400      168,251     217,174
     Exxon Corp.                            Common Stock                                             3,000      164,272     239,625
     G&K Services Inc.                      Common Stock                                             6,000      139,800     283,500
     General Electric Co.                   Common Stock                                             3,800      129,835     386,413
     Home Depot Inc.                        Common Stock                                             4,800       83,398     271,500
     Interpublic Group Co.                  Common Stock                                             6,000      181,425     454,500
     Jefferson Pilot Corp.                  Common Stock                                             2,175       58,587     147,128
     Mattel Inc.                            Common Stock                                             6,000      144,780     158,625
     McDonalds Corp.                        Common Stock                                             8,200      120,145     315,700
     Medtronic Inc.                         Common Stock                                             5,000      208,092     355,000
     Merck & Co.                            Common Stock                                             4,000      228,975     270,500
     Northern Trust Corp.                   Common Stock                                             4,000      120,730     361,500
     Office Depot                           Common Stock                                            18,750      271,753     391,500
     Price (T. Rowe) Associates             Common Stock                                             7,000      131,790     270,375
     SpeedFam-IPEC, Inc.                    Common Stock                                           121,380    4,422,784   1,593,113
     State Street Corp.                     Common Stock                                             5,600       53,080     427,000
     Sysco Corp.                            Common Stock                                            11,000      192,380     326,563
     Participants Loans Receivable          Notes ranging from 6% to 9%                            366,664      366,664     366,664
                                                                                                 =========  -----------  ----------
                 Total investments                                                                          $19,980,299  21,262,182
                                                                                                            ===========  ==========

See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                               SPEEDFAM EMPLOYEES'
                    SAVINGS AND PROFIT SHARING PLAN AND TRUST

                 Item 27d - Schedule of Reportable Transactions

                             Year ended May 31, 1999

                                                                                                                CURRENT
                                                                                                               VALUE OF
                                                             NUMBER                                            ASSETS ON
 IDENTITY OF                                                    OF        PURCHASE     SELLING     COST OF     TRANSACTION  NET GAIN
 PARTY INVOLVED   DESCRIPTION OF ASSETS                    TRANSACTIONS    PRICE       PRICE       ASSETS         DATE      (LOSS)
 --------------   ---------------------                    ------------   --------     -------     ------      ----------   -------
Series of transactions or single transactions in excess of 5% of plan assets:

Purchases:

                  Norwest Stable Return Fund                    77        $  645,507        --       645,507     645,507       --

                  Norwest Stable Income Fund                    96           570,928        --       570,928     570,928       --

                  Norwest Index Fund                            87         2,491,371        --     2,491,371   2,491,371       --

                  Norwest Small Cap Opportunities Fund          73         1,076,436        --     1,076,436   1,076,436       --

Sales:

                  Norwest Stable Return Fund                    23              --       417,160     404,975     417,160     12,185

                  Norwest Stable Income Fund                    29              --       114,737     114,740     114,737         (3)

                  Norwest Index Fund                            79              --     1,151,416   1,051,832   1,151,416     99,584

                  Norwest Small Cap Opportunities Fund          67              --       450,739     514,341     450,739    (63,602)
                                                                ==        ========     =========   =========   =========    =======


See accompanying independent auditors' report.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            SPEEDFAM EMPLOYEES' SAVINGS AND
                                            PROFIT SHARING PLAN AND TRUST


November 29, 1999                           /s/ J. Michael Dodson
                                            ---------------------------
                                            J. Michael Dodson
                                            SpeedFam-Ipec, Inc. on behalf of the
                                            Plan Administrator of SpeedFam
                                            Employees' Savings and Profit
                                            Sharing Plan and Trust

                                 Exhibit Index

Exhibit
Number           Description
-------          -----------

23.1          Consent of KPMG LLP.